Mudrick Capital Acquisition Corporation

527 Madison Avenue, 6th Floor

New York, NY 10022

February 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C., 20549

Attention: Suzanne Hayes

Mail Stop 4546

Re:	Mudrick Capital Acquisition Corporation
Registration Statement on Form S-1
Filed January 16, 2018, as amended
File No. 333-222562

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mudrick Capital Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Wednesday, February 7, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Jason Mudrick
Jason Mudrick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Winston & Strawn LLP